                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Key Technology, Inc.
                                (Name of Issuer)


                            Series B Preferred Stock
                         (Title of Class of Securities)


                                   493143 20 0
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 493143 20 0
--------------------------------------------------------------------------------
Item 1: Name of reporting person; S.S. or I.R.S. identification no. of above person:

         Rodger A. Van Voorhis
--------------------------------------------------------------------------------
Item 2:  Check the appropriate box if a member of a group:

         (a) [ ]
         (b) [ ]
--------------------------------------------------------------------------------
Item 3:  SEC use only:
--------------------------------------------------------------------------------
Item 4:  Citizenship or place of organization:

         United States of America
--------------------------------------------------------------------------------
Number of
                             Item 5:  Sole voting power:
shares
                                      7,400
beneficially                 ---------------------------------------------------
                             Item 6:  Shared voting power:
owned by
                                      0
each                         ---------------------------------------------------
                             Item 7:  Sole dispositive power:
reporting
                                      7,400
person                       ---------------------------------------------------
                             Item 8:  Shared dispositive power:
with:
                                      0
--------------------------------------------------------------------------------
Item 9:  Aggregate amount beneficially owned by each reporting person:

         7,400
--------------------------------------------------------------------------------
Item 10: Check if the aggregate amount in row (9) excludes certain shares:

         N/A
--------------------------------------------------------------------------------
Item 11: Percent of class represented by amount in row 9:

         0.7%
--------------------------------------------------------------------------------
Item 12: Type of reporting person:

         IN
--------------------------------------------------------------------------------

Item 1(a)      Name of Issuer:

               Key Technology, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               150 Avery Street
               Walla Walla, WA 99362

Item 2(a)      Name of Person Filing:

               Rodger A. Van Voorhis

Item 2(b)      Address of Principal Business Office, or, if none, Residence:

               4030 West First Avenue, Suite 100
               Eugene, Oregon 97402

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Series B Preferred Stock

Item 2(e)      CUSIP Number:

               493143 20 0

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               Not applicable

Item 4         Ownership.

               The following information is as of December 31, 2001:

               (a)   Amount Beneficially Owned:

                     7,400 shares

               (b)   Percent of Class:

                     The shares represent 0.7 percent of the class

               (c)   Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote:  7,400

                     (ii)  Shared power to vote or to direct the vote:  0

                     (iii) Sole power to dispose or to direct the disposition
                           of:  7,400

                     (iv) Shared power to dispose or to direct the disposition of: 0

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6         Ownership of More Than Five Percent on Behalf of Another Person:

               Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

               Not applicable

Item 8         Identification and Classification of Members of the Group:

               Not applicable

Item 9         Notice of Dissolution of Group:

               Not applicable

Item 10        Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                              February 12, 2002


                                              /s/ Rodger A. Van Voorhis
                                              ----------------------------------
                                              Rodger A. Van Voorhis


ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 USC 1001)